Exhibit 21.1

SPIRIT INTERNATIONAL, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

I JIU JIU Limited	British Virgin Islands

Ruixiang Technology Group Limited	Hong Kong

Beijing Jiucheng IT Consulting Co. Limited	People’s Republic of China

Beijing Jiucheng Asset Management Co. Limited (through VIE contracts)	People’s Republic of China